March 14, 2017

VIA EDGAR TRANSMISSION

Kathryn Hinke

Attorney-Advisor

Disclosure Review and Accounting Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Variable Trust, File Nos. 333-131820 and 811-21853

Dear Ms. Hinke:

On December 30, 2016, Northern Lights Variable Trust (the "Registrant"), on behalf of its series, TOPS® Hedged Equity Conservative Growth ETF Portfolio, TOPS® Hedged Equity Moderate Growth ETF Portfolio, and TOPS® Hedged Equity Growth ETF Portfolio (the "Portfolios"), filed Post-Effective Amendment No. 184 (the "Amendment") to the Registrant’s Registration Statement pursuant to Rule 485(a). In a telephone conversation on February 14, 2017, you provided comments to the Amendment, which the Registrant responded to by letter dated March 9, 2017. On March 13, 2017, you provided a telephonic supplement to prior comment # 5.

Please find below a summary of your supplemental comment and the Registrant's response, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Any response that applies to the summary portion of the prospectus has been carried over to the statutory portion of the prospectus as applicable. Unless otherwise indicated in the response below, revisions made in response to your comment have been made to the disclosures for each Portfolio.

PROSPECTUS

Summary Prospectus:

Comment 5. Please explain why the sub-heading used in the "Principal Investment Strategies" section titled "Sub-Adviser's Capital Protection Strategy Using Futures" is appropriate or revise the heading to avoid the potential to mislead.

1

Response. The sub-heading has been revised to replace “Capital Protection” with “Hedging.”

If you have any questions, please call John Domaschko at (513) 352-6559 or Parker Bridgeport at (614) 469-3238 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Parker Bridgeport

Associate, Thompson Hine LLP